September 3, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Katherine Wray, Attorney-Advisor

Re:	Facebook, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 24, 2015
File No. 001-35551

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on August 20, 2015 that relate to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 24, 2015 (the “Proxy Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Executive Compensation

Compensation Discussion and Analysis

Perquisites and Other Benefits, page 25

1.

You disclose that as part of an “overall security program” for Mr. Zuckerberg, you “paid for the initial procurement, installation, and maintenance of security measures for Mr. Zuckerberg’s personal residences, and [you] pay for the annual costs of security personnel….” Please advise whether the aggregate incremental amounts paid by the company for such purposes are included as “All Other Compensation” for Mr. Zuckerberg in the summary compensation table on page 27. If not, please explain to us how you concluded that such amounts are not required to be disclosed pursuant to Item 402(c)(2)(ix)(A) of Regulation S-K and Instruction 4 to Item 402(c)(2)(ix). In this

Securities and Exchange Commission

September 3, 2015

regard, we note guidance from Section II.C.1.e.i. of SEC Release No. 33-8732A referring to “security provided at a personal residence or during personal travel” as an example of an item requiring disclosure as a perquisite or personal benefit under Item 402.

Response: The Company advises the Staff that, other than costs related to personal use of aircraft chartered in connection with Mr. Zuckerberg’s overall security program and on which Mr. Zuckerberg and guests flew, the amounts paid by the Company for purposes of Mr. Zuckerberg’s overall security program have not been included as “All Other Compensation” for Mr. Zuckerberg in the summary compensation table because the Company believes that the costs related to Mr. Zuckerberg’s overall security program (both at his personal residences and during personal travel) are integrally and directly related to the performance of his duties as the Company’s Chief Executive Officer and are, therefore, not considered perquisites and other personal benefits in accordance with Commission rules.

Commission Release No. 33-8732A (the “2006 Release”) sets forth the following two prongs that companies and their advisors should consider in determining whether an item is a perquisite or other personal benefit that is required to be included in the “All Other Compensation” column of the summary compensation table: (i) whether an item is integrally and directly related to the performance of an executive’s duties and (ii) whether an item confers a direct or indirect benefit that has a personal aspect, without regard to whether it may be provided for business reasons or for the convenience of the company, and is not generally available on a non-discriminatory basis to all employees. As provided in the 2006 Release, “[i]f an item is integrally and directly related to the performance of the executive’s duties, that is the end of the analysis – the item is not a perquisite or personal benefit and no compensation disclosure is required.” As discussed below, the Company believes that the costs relating to Mr. Zuckerberg’s overall security program are integrally and directly related to the performance of his duties as the Company’s Chief Executive Officer and, therefore, it is not necessary to consider the second prong of the analysis.

While the Company acknowledges the Commission’s guidance set forth in the 2006 Release relating to security provided at a personal residence or during personal travel, the Company believes that the example provided in the 2006 Release does not preclude a determination that security accommodations are integrally and directly related to the performance of an executive’s duties in situations involving extraordinary circumstances where the executive is the subject of specific threats to his or her safety as a direct result of his or her capacity as an executive of the company. Accordingly, the security measures provided are not merely for his convenience, but rather to address the extraordinary nature of the circumstances. To this end, the Company notes that in releases prior to the 2006 Release, in Disclosure of Management Remuneration, Commission Release No. 5904 (1978), the Commission stated that “[t]he taking of various security measures for the protection of executives may not result in any remuneration to such executive if the

Securities and Exchange Commission

September 3, 2015

individual’s life has been threatened because of his position in the company or if the company reasonably believes that the individual’s safety is in jeopardy.” The 2006 Release suggests individual circumstances may be unique and that the “company and their advisors, who are more familiar with the detailed facts of a particular situation and who are responsible for providing materially accurate and complete disclosure satisfying [the Commission’s] requirements, can apply the two-step analysis to assess whether particular arrangements require disclosure as perquisites or personal benefits.”

In making the determination that the costs of the overall security program (both at his personal residences and during personal travel) are integrally and directly related to the performance of Mr. Zuckerberg’s duties, the Company has carefully considered the nature of the relationship between Mr. Zuckerberg’s security program and the performance of his duties. Accordingly, the Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors (the “Board”) evaluates Mr. Zuckerberg’s overall security program on an annual basis in order to provide appropriate oversight and to determine how the elements of the program should be treated for purposes of the Company’s reporting obligations under the Securities Exchange Act of 1934, as amended, and for tax purposes. For purposes of these evaluations, the Company’s executive protection team prepares a comprehensive assessment of threats to Mr. Zuckerberg’s safety as well as recommendations for Mr. Zuckerberg’s overall security program, and this assessment is reviewed by the Company, its advisors, and the Compensation Committee. Since the implementation of Mr. Zuckerberg’s overall security program in 2011, each of these assessments has identified specific direct threats to Mr. Zuckerberg, which threats are frequent, significant and numerous and which are a direct result of the high profile nature of being the founder, Chief Executive Officer, and controlling stockholder of the Company, the world’s leading social network.

The Company believes that Mr. Zuckerberg’s status as Facebook’s founder puts him in a unique position; he is synonymous with Facebook and, as a result, malicious and negative sentiment regarding the Company or its products is directly associated with, and often transferred to, Mr. Zuckerberg. Moreover, Mr. Zuckerberg has had to frequently travel domestically and internationally due to the global nature of the Company’s business and in support of the Company’s mission to make the world more open and connected, which has elevated such safety risks. The Company and the Board believe that Mr. Zuckerberg’s strategic vision and continued service are essential to maintaining and increasing the value of the Company. Therefore, the Company believes that the overall security program, including security provided at Mr. Zuckerberg’s personal residences and during personal travel, is integrally and directly related to Mr. Zuckerberg’s performance of his duties as the Company’s Chief Executive Officer and, therefore, does not constitute a perquisite or other personal benefit.

In addition, while not determinative for reporting purposes under the Securities Exchange Act of 1934, as amended, the Company further notes that the Compensation Committee

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September 3, 2015

has determined that the costs incurred in connection with Mr. Zuckerberg’s overall security program do not constitute taxable income to Mr. Zuckerberg because Mr. Zuckerberg has a bona fide, business-oriented security concern, as demonstrated by the facts and circumstances identified in the annual security assessments that establish a specific basis for concern regarding the safety of Mr. Zuckerberg, and the personal security is provided pursuant to an overall security program as contemplated by Internal Revenue Code Section 1.132-5(m).

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

September 3, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David M. Wehner, Chief Financial Officer

Colin S. Stretch, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Deputy General Counsel

Facebook, Inc.

James D. Evans

Fenwick & West LLP